EXHIBIT 99.1

                                  RISK FACTORS

      The risks and uncertainties described below are some of the material risks that our company faces.

We have significant indebtedness and interest payment obligations.

      We have significantly increased our debt as a result of our recent transactions. As of March 24, 2000, we have approximately $415.5 million of consolidated aggregate principal amount of outstanding debt. These calculations of debt exclude subordinated liabilities related to contributed exchange memberships. LaBranche & Co. also has the ability to borrow $200.0 million under a revolving credit facility with The Bank of New York which was originally entered into in June of 1998 and increased and extended in both June 1999 and February 2000 (the "Credit Agreement"). We may also need to incur additional debt in the future for working capital or to complete acquisitions, even though our principal credit facility imposes some limits on our ability to do so. We are highly leveraged and our high level of indebtedness could have important consequences to you, which include the following:

      o our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

      o our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

      o we may not be able to compete with others who are not as highly leveraged; and

      o our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

      Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

      Further, LaBranche & Co. is a broker-dealer and a specialist regulated by the SEC and the NYSE. Such regulations include strict rules regarding capital requirements and approval requirements for withdrawals of capital from, and in some cases, other distributions by, the broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

Our ability to take actions may be restricted by the terms of our indebtedness.

      The covenants in our existing debt agreements, including the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness, the indenture governing our senior notes and the indenture governing our senior subordinated notes and any future financing agreements, may adversely affect our ability to finance future operations or capital needs
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or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

o     incur additional debt;
o     pay dividends and make distributions;
o     repurchase our securities;
o     make certain investments;
o     create liens on our assets;
o     transfer or sell assets;
o     enter into transactions with affiliates;
o     issue or sell stock of subsidiaries; or
o     merge or consolidate.

      In addition, the Credit Agreement and the note purchase agreements also require LaBranche & Co. to comply with certain financial ratios. LaBranche & Co.'s ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in our Credit Agreement, the note purchase agreements, the indenture relating to our senior notes or the indenture relating to our senior subordinated notes is breached, or if LaBranche & Co. is unable to comply with required financial ratios, it may be in default under the Credit Agreement or the note purchase agreements and we may be in default under the indenture relating to our senior notes or the indenture relating to our senior subordinated notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the Credit Agreement.

We are required to take actions upon the occurrence of a change of control.

      Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding senior notes and senior subordinated notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase our senior subordinated notes owned by holders seeking to accept our offer or that restrictions in the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness or the indenture governing our senior notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness and the indenture governing our senior notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the Credit Agreement, the note purchase agreements and the indenture relating to our senior notes, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.


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We may have insufficient capital in the future and may be unable to secure additional financing when we need it.

      Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt by our operating subsidiaries and the issuance by us of our senior notes and our common stock. The proceeds of the sale of our senior subordinated notes were used to fully fund our acquisition of Henderson Brothers and to partially fund our acquisition of Webco and to pay fees and expenses related to both acquisitions. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2000.

      We may, however, need to raise additional funds to: o increase the capital available to us for our inventory positions; o support more rapid expansion; o acquire complementary businesses; or o respond to unanticipated capital requirements.

      We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

Our revenues may decrease due to changes affecting the economy, such as increases in interest rates or inflation, or changes affecting the securities markets, such as decreased volume or liquidity.

      We recently experienced a substantial increase in the revenues we earn from our specialist activities. An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist activities. Our recent increase in revenues was caused primarily by significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. The current favorable business environment may not continue indefinitely.

Sustained declines in price levels of securities could cause us to incur losses.

      Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in: o losses from declines in the market value of securities held in our inventory; o the failure of buyers and sellers of securities to fulfill their settlement obligations; and o increases in claims and litigation.

Trading through NYSE specialists could be replaced by alternative trading systems which could reduce our revenue.


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

      Alternative trading systems could reduce the levels of trading of NYSE-listed stocks executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed stocks off the NYSE trading floor in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

New and proposed NYSE initiatives may lower the revenues we earn on trades executed in shares of our common stock listings.

      The NYSE recently approved the repeal of Rule 390, which generally prohibited member firms from trading stocks listed before April 26, 1979 other than on a national exchange. Any stocks for which we act as specialist listed before April 26, 1979 will now be freely tradable in over-the-counter markets. We will not receive commissions on trades executed in over-the-counter markets and will not participate in those trades as principal. Additionally, on December 28, 1999, the NYSE implemented a new initiative which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order we execute as agent within five minutes of placement of the order will not generate any commissions revenue for us. This new initiative has adversely affected commissions revenue.

Competition from Nasdaq for new listings could adversely affect NYSE trading volume and, in turn, reduce our revenues.

      Nasdaq continues to grow and gain in popularity, attracting companies which might otherwise have listed on the NYSE. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, or if companies choose to delist using recently relaxed delisting procedures, trading volume on the NYSE could be adversely affected. This, in turn, could adversely affect our trading revenue. In recent years, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. In addition, the SEC recently approved a revision to NYSE Rule 500 which makes it easier for a company to delist its shares from the NYSE. The original rule required supermajority shareholder approval before a listed company could delist from the NYSE. Under the recently approved amendment of Rule 500, a company can delist from the NYSE if it obtains the approval of a majority of the company's board of directors and the company's audit committee. The company would then provide its 35 largest shareholders with written notice of the proposed delisting and allow a 20-40 day waiting period to elapse.

Our quarterly results may fluctuate significantly.

      Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

      o a decrease in trading volume on the NYSE;

      o volatility in the equity securities markets; and

      o changes in the value of our securities positions.

      Many elements of our cost structure do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.


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Risks associated with our trading transactions could result in trading losses.

      A majority of our specialist-related revenues are derived from trading by us as principal. We may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 3.3% of our total revenues in 1999. We may incur trading losses as a result of these trading activities.

      Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

NYSE specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

      When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subjected to a high degree of risk. Additionally, the NYSE periodically amends its rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues.

We may have difficulty successfully managing our growth.

      Since 1994, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:


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

      o to improve our systems for operations, financial control, and communication and information management;

      o to refine our compliance procedures and enhance our compliance oversight; and

      o to recruit, train, manage and retain our employees.

We may fail to integrate our recent acquisitions.

      We cannot assure you that we will be able to integrate the businesses of Henderson Brothers or Webco with our current business. The acquisitions may result in unforeseen operating difficulties and expenditures. They may also require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of these acquisitions will be realized. As a result of the acquisitions, we will incur amortization expenses related to goodwill and other intangible assets. In addition, we may incur contingent liabilities of which we are not aware.

      As part of our acquisition of Henderson Brothers, we acquired its clearing operations. We have no experience operating a clearing business and may not be familiar with all of the risks associated with the clearing business. We cannot assure you that we will successfully operate and manage this business.

Our success depends on our ability to accurately process and record our transactions, and any failure to do so could subject us to losses.

      Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

Our management information systems may fail and interrupt our business.

      Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

      o hardware or software failure; or

      o power or telecommunications failure.

      Although we have established a back-up disaster recovery center in Hoboken, New Jersey, it may not be effective in preventing an interruption of our business.

We depend on the NYSE and clearing and depository institutions to effect trades, and their failure to perform could subject us to losses.


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

      We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

Our future success will depend on our ability to upgrade our information and communications systems, and any failure to do so could harm our business and profitability.

      The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE. As a result, if the NYSE upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

      The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes or to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

If we lose the services of our key personnel or cannot hire additional qualified personnel, our business will be harmed.

      Our future success depends on the continued service of key employees, particularly George M.L. LaBranche, IV (Michael LaBranche), our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

      In connection with our reorganization transactions, our managing directors received substantial amounts of our common stock in exchange for their interests in LaB Investing Co. L.L.C. Because the shares of common stock were received in exchange for membership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, employees who are not managing directors received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel in our specialist activities, may not be effective.


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We depend significantly on revenues from our specialist activities for a small group of listed companies, and the loss of any of them could reduce our revenues.

      Historically, a small number of listed companies have accounted for a significant portion of our revenues from our specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1998 and 1999, transactions in our 10 most actively traded specialist stocks accounted for approximately 39.0% and 44.2% of our total revenues, respectively. We cannot assure you that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be cancelled or suspended.

We depend almost entirely on our specialist activities, and if they fail to grow as anticipated, it would harm our revenues.

      We derive substantially all of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate, or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for substantially all of our revenues for the foreseeable future. Our future success will depend on:

      o continued growth in the volume of trading and the number of listings on the NYSE;

      o our ability to be chosen as specialist for additional listing companies;

      o our ability to respond to regulatory and technological changes; and

      o our ability to respond to changing demands in the marketplace.

We are subject to intense competition for new listings, and our profitability will suffer if we do not compete effectively.

      We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all of our new listings on the NYSE by going through an allocation process. Under this process either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

The failure by us or our employees to comply with applicable laws and regulations could result in substantial fines and other penalties.

      The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, other self-regulatory organizations, commonly referred to as SROs, and


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state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member of the NYSE. If this occurred, we would be unable to operate our business.

The regulatory environment in which we operate may change, making it difficult for us to remain in compliance.

      The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs and the NYSE could also have an adverse effect on our business, financial condition and/or operating results.

We cannot predict the effect a proposed public offering by the NYSE would have on our business.

      The NYSE announced that it is considering offering shares of its capital stock to the public. We are unable to predict what effect, if any, such an offering would have on our business and the specialist industry.

Failure to comply with net capital and net liquid asset requirements may result in the revocation of our registration with the SEC or our expulsion from the NYSE.

      The SEC, the NYSE and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms. Subject to SEC approval, the NYSE recently increased its minimum net liquid asset requirements. Currently, we are required to maintain minimum net liquid assets of $284.3 million. Failure to maintain compliance with these required minimum levels may subject us to suspension or revocation of registration by the SEC and suspension or expulsion as a member of the NYSE and other regulatory bodies. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. Any limitation on our ability to withdraw capital from LaBranche & Co. could limit our ability to receive distributions from LaBranche & Co. and LaB Investing Co. L.L.C., which, in turn, could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

Employee misconduct is difficult to detect and deter and could result in losses.

      There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that


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employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

      In connection with our recent acquisitions, we have employed nearly 100 additional employees. As a result of the increased number of employees and our lack of experience working with these employees, the risk that we will not detect or deter employee misconduct will increase.

We are subject to risk relating to litigation and potential securities laws liability.

      Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NYSE. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

Counterparties may fail to pay us.

      As a specialist of listed stocks, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

Some of our executive officers are in a position to control matters requiring a stockholder vote.

      Our managing directors currently own approximately 71.2% of our outstanding common stock. These stockholders have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.


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